HARRISON LAW, P.A.

Diane J. Harrison
Bar Admissions: Nevada and Florida

6860 Gulfport Blvd. South, No. 162
South Pasadena, Florida 33707
Phone: (941) 723-7564
Fax: (941) 531-4935
E-mail: diane@harrisonlawpa.com

October 9, 2008

Board of Directors
Elevated Concepts, Inc.
5 Revere Drive, Suite 200
Northbrook, IL 60062

Re: Registration Statement on Form S-1 of Elevated Concepts, Inc.

Dear Directors:

You have requested our opinion, in connection with a Registration Statement on Form S-1 (the "Registration Statement") to be filed by Elevated Concepts, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Act"), as amended, as to the legality of the 50,000,000 shares (the "Shares") of common stock, par value $0.001 per share, of the Company which are being registered in the Registration Statement.

We have made such legal examination and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion and have examined originals or copies of the following documents and corporate records:

1. Articles of Incorporation and any amendments thereto;
2. Bylaws and any amendments thereto;
3. The Prospectus, which is included in the Company's Form S-1 Registration Statement;
4. The Company's resolutions of the Board of Directors authorizing the issuance of the Shares; and
5. Such other corporate documents and matters as we have deemed necessary to render the following opinion.

In rendering our opinion, we have relied upon, with the consent of the Company and its members: (i) the representations of the Company and its members and other representatives as set forth in the aforementioned documents as to factual matters; and (ii) assurances from public officials and from members and other representatives of the Company as we have deemed necessary for purposes of expressing the opinions herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members and representatives in the foregoing documents and have relied upon such information and representations in expressing our opinion.

We are admitted to the practice of law in the State of Nevada and the State of Florida, and we do not express any opinion as to the laws of any other states or jurisdictions, except as to matters of federal law. This opinion is based on the laws of Nevada including applicable statutory provisions, applicable provisions of the Nevada constitution, and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares of common stock, when distributed and sold in the manner referred to in the Registration Statement, will constitute validly authorized and legally issued Shares, fully paid and non-assessable.

We hereby consent to the discussion in the Registration Statement of this opinion, to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the caption "Interest of Named Experts and Counsel" in the Registration Statement.

Sincerely,

HARRISON LAW, P.A.

DIANE J. HARRISON